EXHIBIT 99.1

Cellectis Receives $20 Million Convertible Note Under Collaboration Agreement with its Partner Cytovia Therapeutics

  Cellectis is developing custom TALEN® for Cytovia to develop gene-edited iPSC-derived Natural Killer cells

  Cytovia and Isleworth Healthcare Acquisition Corp. announce business combination agreement and combined company is expected to be listed on NASDAQ under the ticker symbol INKC

  $20 million note represents upfront collaboration consideration and would convert into common stock upon completion of the business combination

NEW YORK, April 27, 2022 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ:  CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announces today that its partner Cytovia Therapeutics, LLC (“Cytovia”), a biopharmaceutical company empowering natural killer (“NK”) cells to fight cancer through stem cell engineering and multispecific antibodies, entered into a definitive business combination agreement with Isleworth Healthcare Acquisition Corp. (NASDAQ: ISLE) (“Isleworth”), a Special Purpose Acquisition Company (“SPAC”).

Concurrent with the business combination agreement, Cellectis received a $20 million convertible note in payment of the upfront collaboration consideration provided for pursuant to the research collaboration and non-exclusive license agreement entered between Cellectis and Cytovia in February 2021. The terms of the note provide for conversion into common stock of the combined company upon completion of the business combination, which is subject to the satisfaction or waiver of customary closing conditions. In connection with this convertible note, Cellectis received a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price, with the number of shares issuable upon exercise and the exercise subject to certain adjustments.

« We are impressed by the progress Cytovia has accomplished in the past months. Cytovia shares Cellectis’ mission to provide life-saving off-the-shelf allogeneic cell therapies to patients, and we are excited to be providing them with best-in-class TALEN® gene editing for cell therapy applications. Congratulations to the Cytovia team for this transaction, which is an important milestone as they continue their journey to progress gene-edited NK therapeutics towards a cure for cancer! » said André Choulika, CEO of Cellectis.

Cellectis and Cytovia’s research and development collaboration:

In February 2021, Cellectis and Cytovia entered into a strategic research and development collaboration to develop TALEN® gene-edited iPSC NK and CAR-NK cells. In November 2021, Cellectis and Cytovia extended their collaboration to include new CAR target and development in China by Cytovia’s strategic partner, CytoLynx Therapeutics.

Financial terms of the collaboration include the $20 million convertible note as well as up to $805 million of development, regulatory, and sales milestones and single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia.

Cellectis is developing custom TALEN®, which Cytovia uses to edit iPSCs. Cytovia is responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and is conducting the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis has granted Cytovia a worldwide license under the patent rights over which Cellectis has control in this field, including in China, in order for Cytovia to modify NK cells to address multiple gene-targets for therapeutic use in several cancer indications.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com.
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the business combination of Cytovia and Isleworth, the conversion of the convertible note, the progress and advancement of the research collaboration with Cytovia, and the receipt by Cellectis of development, regulatory, and sales milestones and royalty payments from Cytovia. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development, market conditions, and the ability of Cytovia and Isleworth to satisfy the conditions of the business combination agreement. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities and Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

About Cytovia

Cytovia aims to accelerate patient access to transformational cell therapies and immunotherapies, addressing several of the most challenging unmet medical needs in cancer. Cytovia focuses on harnessing the innate immune system by developing complementary and disruptive NK-cell and NK-engager antibody platforms. Cytovia is developing three types of iPSC-derived (or iNK) cells: unedited iNK cells, TALEN® gene-edited iNK cells with improved function and persistence, and TALEN® gene-edited iNK cells with chimeric antigen receptors (CAR-iNKs) to improve tumor-specific targeting. The second complementary cornerstone technology is a quadrivalent multifunctional antibody platform designed to engage natural killer cells by targeting NKp46 using Cytovia’s proprietary Flex-NK™ technology.

These two technology platforms are being used to develop treatment of patients with solid tumors such as HCC and Glioblastoma as well as hematological malignancies such as Refractory Multiple Myeloma.

Headquartered in Aventura, FL, Cytovia has research and development laboratories in Natick, MA, and a GMP cell manufacturing facility in Puerto Rico. The company’s own R&D work is augmented through scientific partnerships with Cellectis, CytoImmune, the Hebrew University of Jerusalem, INSERM, the New York Stem Cell Foundation and the University of California San Francisco (UCSF).

Cytovia has a strategic partnership with CytoLynx Therapeutics, which is focused on research and development, manufacturing, and commercialization activities in Greater China and beyond.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980,  investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

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  FINALE__20220427_PR Cellectis- Cytovia_ (https://ml.globenewswire.com/Resource/Download/5795bf9c-5801-4c07-b323-7e96d4234a84)